

Lorne J. Mattner · 3rd

COO of Pace Diagnostics, Inc.

Los Angeles Metropolitan Area · **Contact info**

500+ connections

Pace Diagnostics, Inc.

University of Southern California - Marshall School of Business

Experience



Chief Operating Officer, Co-Founder
Pace Diagnostics, Inc.
Sep 2017 – Present · 4 yrs 4 mos
Pasadena, CA

At Pace Diagnostics, our goal is to provide everyone, anywhere, access to an accurate, low-cost and easy to use point of care diagnostic that will identify more disease cases, as quickly as possible, allowing patients and their healthcare providers the greatest chance for positive outcomes. Pace's flagship diagnostics include those for Tuberculosis and Lung Cancer.



Advisor
Start up Advisory / Advisory Board
Sep 2015 – Present · 6 yrs 4 mos

Advise and mentor entrepreneurs on business strategy for high growth scaling; startup financial modeling and budgeting; market intelligence; pitch deck formulation; valuation and fundraising; financial system implementation and integration; concentrating on the entertainment, CPG, tech and biotech spaces.



Chief Financial Officer
ACTV8me
Mar 2014 – Jan 2016 · 1 yr 11 mos
Beverly Hills

Recruited to create financial and operational infrastructure for this technology start-up.

Raised multi-million dollars in capital by leading in-depth market research and preparing financial modeling to position company for funding.   ...see more



CFO and SVP of Business Development
SpiritClips.com (A Hallmark Company)
Jan 2008 – Feb 2014 · 6 yrs 2 mos

Hired as one of company's first employees and charged with implementing operational and marketing plans and developing financial reporting and controls systems to optimize company performance while mitigating risk.

                  ...see more



Co-Founder, Managing Director
E-Port Logistics Software
2003 – 2008 · 5 yrs
Hong Kong, PRC; Los Angeles, CA USA

Served as Managing Director/CEO for pre-IPO technology start up.Identified investors, authored financial policy and financial controls and streamlined processes. Negotiated all legal agreements, business formations, marketing agreements and banking relationships. Hired/managed software development team and built client pipeline in Asia.   ...see more

Show 5 more experiences ⌄

Education

 **University of Southern California - Marshall School of Business**
MBA, EMBA

 **University of Southern California**
BS, Finance, Business Economics

Volunteer experience

 **Past President**
USC Alumni Association
2006 – Present · 15 yrs
Education

Alumni Club of Santa Clarita Valley

 **General Alumni Board Member**
USC Alumni Association
Education

 **Coach**
Special Olympics Southern California
Social Services